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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NATCO Group Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
63227W203
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	63227W203

1	NAMES OF REPORTING PERSONS: Lime Rock Partners II, L.P.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	76-0706348

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,031,905

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,031,905

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,031,905

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	63227W203

1	NAMES OF REPORTING PERSONS: Lime Rock Partners GP II, L.P

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	76-0706344

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,031,905

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,031,905

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,031,905

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	63227W203

1	NAMES OF REPORTING PERSONS: LRP GP II, Inc.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	76-0706339

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		2,031,905

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		2,031,905

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,031,905

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	10.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Item 1	(a) Name of Issuer: NATCO Group Inc.

(b) Address of Issuer’s Principal Executive Offices:

2950 North Loop West, 7th floor
Houston, TX 77092

Item 2	(a) Names of Persons Filing:

(i) Lime Rock Partners II, L.P. (“Fund”), with respect to the shares of Common Stock it directly owns;

(ii) Lime Rock Partners GP II, L.P. (“GP LP”) as general partner of the Fund, with respect to the shares of Common Stock directly owned by the Fund; and

(iii) LRP GP II, Inc. (“GP Inc.”), as general partner of GP LP, with respect to the shares of Common Stock directly owned by the Fund.

(b) Address of Principal Business Office or, if none, Residence:

The address of the principal place of business for each Reporting Person is:
c/o Lime Rock Management LP
518 Riverside Avenue
Westport, CT 06880

(c) Citizenship:

The Fund is a Cayman Islands exempted limited partnership.
GP LP is a Cayman Islands exempted limited partnership.
GP Inc. is a Cayman Islands corporation.

(d) Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e) CUSIP Number:

Common Stock: 63227W203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

☑ Not applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d- 1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

(a) Amount beneficially owned: 2,031,905

(b) Percent of class: 10.8%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,031,905

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,031,905

The Fund directly owns the 2,031,905 shares of Common Stock reported as beneficially owned in this Schedule (1,921,844 of which are issuable on conversion of presently convertible preferred shares, subject to anti-dilution adjustments). The Fund has the power to vote, and to dispose of, those shares. GP LP may exercise these powers on the Fund’s behalf. In turn, GP Inc. may exercise these powers on GP LP’s behalf. GP LP and GP Inc. do not directly own any of these shares but, under Rule 13d-3 of the Securities Exchange Act of 1934, each of them may be deemed to beneficially own these securities.

In addition, pursuant to an agreement between the Fund and its manager, the Fund has contractual rights to 5,000 currently exercisable options to purchase 5,000 shares of Common Stock and 10,000 restricted shares held by a director of Issuer. The Fund, GP LP and GP Inc. have no voting or dispositive power with respect to these shares, but may be deemed to have a pecuniary interest in such shares. The Fund, GP LP and GP each disclaim beneficial ownership of these shares, except to the extent of any pecuniary interest.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

GP LP, as the Fund’s general partner, and GP Inc., as GP LP’s general partner, have the power to direct the Fund’s affairs, including decisions on the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly owned by the Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 13, 2006

LIME ROCK PARTNERS II, L.P.

By:	Lime Rock Partners GP II, L.P., its General Partner
By: LRP GP II, Inc., its General Partner

By: /s/ Mark A. McCall

		Name:	Mark A. McCall
		Title:	Secretary

LIME ROCK PARTNERS GP II, L.P.

By:	LRP GP II, Inc., its General Partner

By: /s/ Mark A. McCall

		Name:	Mark A. McCall
		Title:	Secretary

LRP GP II, INC.

By:	/s/ Mark A. McCall

	Name:	Mark A. McCall
	Title:	Secretary